UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2013

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

(Translation of registrant's name into English)

5 Ha’solelim Street, Tel Aviv, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

softwarebladesTM	©2013 Check Point Software Technologies Ltd. All rights reserved. Classification: [Unrestricted] For Everyone| P. 1

INVESTOR CONTACT: Kip E. Meintzer Check Point Software Technologies +1.650.628.2040 ir@checkpoint.com	MEDIA CONTACT: James Rivas Check Point Software Technologies +1.650.628.2215 press@checkpoint.com

CHECK POINT SOFTWARE TECHNOLOGIES REPORTS 2013 THIRD QUARTER FINANCIAL RESULTS

SAN CARLOS, CA – October 21, 2013 — Check Point® Software Technologies Ltd. (NASDAQ: CHKP), the worldwide leader in securing the Internet, today announced its financial results for the third quarter ended September 30, 2013.

•	Total Revenue: $344.1 million, representing a 4 percent increase year over year
•	Non-GAAP Operating Income: $ 200.8 million, representing 58 percent of revenues
•	Non-GAAP EPS: $0.85, representing an 8 percent increase year over year
•	Deferred Revenues: $566.8 million, representing a 12 percent increase year over year

“We are very pleased with our healthy third quarter results.  Revenue and earnings per share for the quarter were toward the high-end of our projections, underscoring the strength of our business,” said Gil Shwed, founder, chairman, and chief executive officer of Check Point Software Technologies. “The recently launched data center and small appliance families were received enthusiastically by our customers and posted another quarter of high growth.”

Third Quarter 2013 Financial Highlights:
•	Total Revenue: $344.1 million, an increase of 4 percent, compared to $332.4 million in the third quarter of 2012.
•
GAAP Operating Income: $186.5 million, an increase of 2 percent, compared to $182.6 million in the third quarter of 2012. GAAP operating margin was 54 percent, compared to 55 percent in the third quarter of 2012.

•
Non-GAAP Operating Income: $200.8 million, an increase of 3 percent, compared to $195.6 million in the third quarter of 2012. Non-GAAP operating margin was 58 percent, compared to 59 percent in the third quarter of 2012.

•
GAAP Net Income and Earnings per Diluted Share: GAAP net income was $159.7 million, an increase of 5 percent, compared to $152.4 million in the third quarter of 2012. GAAP earnings per diluted share were $0.80, an increase of 10 percent, compared to $0.73 in the third quarter of 2012.

•
Non-GAAP Net Income and Earnings per Diluted Share: Non-GAAP net income was $168.9 million, an increase of 3 percent, compared to $164.1 million in the third quarter of 2012. Non-GAAP earnings per diluted share were $0.85, an increase of 8 percent, compared to $0.79, in the third quarter of 2012.

•	Deferred Revenues: As of September 30, 2013, we had deferred revenues of $566.8 million, an increase of 12 percent, compared to $505.9 million as of September 30, 2012.
•	Cash Flow: Cash flow from operations was $195.5 million, an increase of 8%, compared to $180.4 million in the third quarter of 2012.
•	Share Repurchase Program: During the third quarter of 2013, we repurchased 2.3 million shares at a total cost of $128.3 million.
•	Cash Balances, Marketable Securities and Short Term Deposits: $3,664.3 million as of September 30, 2013, an increase of $417.5 million, compared to $3,246.8 million as of September 30, 2012.

For information regarding the Non-GAAP financial measures discussed in this release, please see “Use of Non-GAAP Financial Information” and “Reconciliation of GAAP to Non-GAAP Financial Information.”

softwarebladesTM	©2013 Check Point Software Technologies Ltd. All rights reserved. Classification: [Unrestricted] For Everyone| P. 2

Business Highlights

During the quarter we released the latest version of Check Point’s industry-leading Software Blades Architecture incorporating Threat Emulation to the platform.  In addition, we expanded the breadth of our data center family of appliances:

Check Point Security Gateway R77 – Incorporates more than 50 product enhancements, including the new ThreatCloud Emulation Service, Check Point HyperSpect™ performance enhancing technology, and Check Point Compliance Software Blade.  R77 enables customers to take advantage of our comprehensive security platform to attain high levels of security with a lower total cost of ownership.

Check Point Threat Emulation – Check Point Threat Emulation prevents infections from undiscovered exploits, zero-day and targeted attacks. This innovative solution quickly inspects files and runs them in a virtual sandbox across multiple OS versions to discover malicious behavior and prevent discovered malware from entering the network.  Threat Emulation is available as a software blade or Private Cloud Emulation Appliance leveraging the ThreatCloud Emulation Service.

13500 Data Center Appliance Launch – The 13500 Appliance leverages Check Point HyperSpect™, which maximizes hardware utilization, and delivers 23.6 Gbps of real-life firewall throughput, 5.7 Gbps of real-life IPS throughput and 3,200 SecurityPower™ unit (SPU) rating.

Worldwide Industry Recognition:

Leader in Gartner’s Magic Quadrant for Unified Threat Management - Check Point is positioned as a Leader in Gartner’s Magic Quadrant for Unified Threat Management (UTM). The company has been in the Leaders quadrant for three consecutive years.

Leader in Gartner’s Magic Quadrant for Mobile Data Protection - Check Point is positioned as a Leader in Gartner’s Magic Quadrant for Mobile Data Protection (MDP). The company has been in the Leaders quadrant for seven consecutive years.

Top Position in Worldwide Combined Firewall and UTM Appliance Market - Check Point continued to be the number one vendor in worldwide combined Firewall and UTM appliance revenue for Q2 2013, according to the IDC Worldwide Quarterly Security Appliance Tracker Q2 2013.

Shwed concluded, “The introduction of Threat Emulation in R77 empowers organizations of all sizes to protect their networks from malicious documents utilized by the most sophisticated APT attacks.  The leadership and innovation of our security solutions is recognized by the market research firms and embraced by our customers."

Fourth Quarter 2013 Investor Conference Participation Schedule:

•	Wells Fargo Securities Media & Technology Conference
November 12, 2013 – New York, NY

•	RBC Global Technology Conference
November 13, 2013 – New York, NY

•	UBS Global Technology Conference
November 20, 2013 – Sausalito, CA

•	Credit Suisse Annual Technology Conference
December 4, 2013 – Scottsdale, AZ

•	Raymond James Supply Chain Conference
December 9, 2013– New York, NY

Members of Check Point's management team will present at these conferences and discuss the latest company strategies and initiatives. Check Point’s conference presentations are expected to be available via webcast on the company's web site. To view these presentations and access the most updated information please visit the company's web site at www.checkpoint.com/ir. The schedule is subject to change.

softwarebladesTM	©2013 Check Point Software Technologies Ltd. All rights reserved. Classification: [Unrestricted] For Everyone| P. 3

Conference Call and Webcast Information
Check Point will host a conference call with the investment community on October 21, 2013 at 8:30 AM ET/5:30 AM PT.  To listen to the live webcast, please visit the website at: www.checkpoint.com/ir. A replay of the conference call will be available through October 28, 2013 on the company's website or by telephone at +1.201.612.7415, replay ID number 422171.

About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (www.checkpoint.com), the worldwide leader in securing the Internet, provides customers with uncompromised protection against all types of threats, reduces security complexity and lowers total cost of ownership. Check Point first pioneered the industry with FireWall-1 and its patented stateful inspection technology. Today, Check Point continues to develop new innovations based on the Software Blade Architecture, providing customers with flexible and simple solutions that can be fully customized to meet the exact security needs of any organization. Check Point is the only vendor to go beyond technology and define security as a business process. Check Point 3D Security uniquely combines policy, people and enforcement for greater protection of information assets and helps organizations implement a blueprint for security that aligns with business needs. Customers include tens of thousands of organizations of all sizes, including all Fortune and Global 100 companies. Check Point's award-winning ZoneAlarm solutions protect millions of consumers from hackers, spyware and identity theft.

©2013 Check Point Software Technologies Ltd. All rights reserved

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Check Point uses non-GAAP measures of net income, operating income, operating margin and earnings per share, which are adjustments from results based on GAAP to exclude non-cash equity-based compensation charges, amortization of acquired intangible assets, gain on sale of marketable securities previously impaired or other than temporary impairment of marketable securities, net, and the related tax effects. Check Point’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of Check Point’s ongoing core operations and prospects for the future. Historically, Check Point has also publicly presented these supplemental non-GAAP financial measures in order to assist the investment community to see the Company “through the eyes of management,” and thereby enhance understanding of its operating performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release to the most directly comparable GAAP financial measures is included with the financial statements contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such has determined that it is important to provide this information to investors.

softwarebladesTM	©2013 Check Point Software Technologies Ltd. All rights reserved. Classification: [Unrestricted] For Everyone| P. 4

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONSOLIDATED STATEMENT OF INCOME

 (In thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2013	2012	2013	2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Products and licenses	$121,081	$121,036	$348,373	$354,373
Software updates, maintenance and subscription	223,046	211,320	658,656	619,748
Total revenues	344,127	332,356	1,007,029	974,121

Operating expenses:
Cost of products and licenses	21,727	20,606	61,492	60,881
Cost of software updates, maintenance and subscription	18,342	17,380	54,395	50,164
Amortization of technology	60	294	552	3,688
Total cost of revenues	40,129	38,280	116,439	114,733

Research and development	30,034	28,517	88,717	82,621
Selling and marketing	68,783	64,501	201,093	189,415
General and administrative	18,690	18,412	53,995	51,288
Total operating expenses	157,636	149,710	460,244	438,057

Operating income	186,491	182,646	546,785	536,064
Financial income, net	9,098	10,452	25,548	30,688
Income before taxes on income	195,589	193,098	572,333	566,752
Taxes on income	35,888	40,691	113,664	120,738
Net income	$159,701	$152,407	$458,669	$446,014

Earnings per share (basic)	$0.82	$0.75	$2.33	$2.17
Number of shares used in computing earnings per share (basic)	194,931	203,928	196,570	205,170

Earnings per share (diluted)	$0.80	$0.73	$2.29	$2.12
Number of shares used in computing earnings per share (diluted)	198,668	208,717	200,380	210,831

softwarebladesTM	©2013 Check Point Software Technologies Ltd. All rights reserved. Classification: [Unrestricted] For Everyone| P. 5

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
RECONCILIATION OF GAAP TO NON GAAP FINANCIAL INFORMATION

(In thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2013	2012	2013	2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP operating income	$186,491	$182,646	$546,785	$536,064
Stock-based compensation (1)	13,642	12,029	38,564	33,734
Amortization of intangible assets (2)	662	922	2,410	6,107
Non-GAAP operating income	$200,795	$195,597	$587,759	$575,905

GAAP net income	$159,701	$152,407	$458,669	$446,014
Stock-based compensation (1)	13,642	12,029	38,564	33,734
Amortization of intangible assets (2)	662	922	2,410	6,107
Taxes on the above items (3)	(5,115)	(1,250)	(6,426)	(3,013)
Non-GAAP net income	$168,890	$164,108	$493,217	$482,842

GAAP Earnings per share (diluted)	$0.80	$0.73	$2.29	$2.12
Stock-based compensation (1)	0.07	0.06	0.19	0.16
Amortization of intangible assets (2)	-	0.01	0.01	0.03
Taxes on the above items (3)	(0.02)	(0.01)	(0.03)	(0.02)
Non-GAAP Earnings per share (diluted)	$0.85	$0.79	$2.46	$2.29

Number of shares used in computing Non-GAAP earnings per share (diluted)	198,668	208,717	200,380	210,831

(1) Stock-based compensation:
Cost of products and licenses	$19	$12	$60	$50
Cost of software updates, maintenance and subscription	266	234	714	539
Research and development	2,108	1,951	6,897	6,504
Selling and marketing	3,201	2,445	8,773	7,272
General and administrative	8,048	7,387	22,120	19,369
	13,642	12,029	38,564	33,734

(2) Amortization of intangible assets:
Amortization of technology-cost of revenues	60	294	552	3,688
Selling and marketing	602	628	1,858	2,419
	662	922	2,410	6,107
(3) Taxes on the above items	(5,115)	(1,250)	(6,426)	(3,013)
Total , net	$9,189	$11,701	$34,548	$36,828

softwarebladesTM	©2013 Check Point Software Technologies Ltd. All rights reserved. Classification: [Unrestricted] For Everyone| P. 6

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEET DATA

(In thousands)

ASSETS
	September 30,	December 31,
	2013	2012
	(unaudited)	(audited)
Current assets:
Cash and cash equivalents	$221,082	$574,802
Marketable securities and short-term deposits	1,039,364	928,535
Trade receivables, net	256,665	373,755
Prepaid expenses and other current assets	58,487	47,827
Total current assets	1,575,598	1,924,919

Long-term assets:
Marketable securities	2,403,843	1,792,027
Property and equipment, net	38,056	36,973
Severance pay fund	6,193	6,038
Deferred tax asset, net	30,192	25,553
Other intangible assets, net	16,801	19,211
Goodwill	727,875	727,875
Other assets	19,620	19,797
Total long-term assets	3,242,580	2,627,474

Total assets	$4,818,178	$4,552,393

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Deferred revenues	$498,588	$524,627
Trade payables and other accrued liabilities	442,887	346,568
Total current liabilities	941,475	871,195

Long-term deferred revenues	68,166	65,063
Income tax accrual	303,558	259,547
Deferred tax liability, net	4,764	-
Accrued severance pay	10,712	10,279
	387,200	334,889
Total liabilities	1,328,675	1,206,084

Shareholders’ equity:
Share capital	774	774
Additional paid-in capital	737,876	693,212
Treasury shares at cost	(2,303,499)	(1,955,328)
Accumulated other comprehensive income	2,636	14,606
Retained earnings	5,051,716	4,593,045
Total shareholders’ equity	3,489,503	3,346,309
Total liabilities and shareholders’ equity	$4,818,178	$4,552,393
Total cash and cash equivalents, marketable securities and short-term deposits	$3,664,289	$3,295,364

softwarebladesTM	©2013 Check Point Software Technologies Ltd. All rights reserved. Classification: [Unrestricted] For Everyone| P. 7

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED CONSOLIDATED CASH FLOW DATA

(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2013	2012	2013	2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flow from operating activities:
Net income	$159,701	$152,407	$458,669	$446,014
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	2,205	2,228	6,302	6,010
Amortization of intangible assets	662	922	2,410	6,107
Stock-based compensation	13,642	12,029	38,564	33,734
Realized gain on marketable securities	(226)	(396)	(1,300)	(493)
Decrease in trade and other receivables, net	7,595	9,359	112,846	115,219
Increase in deferred revenues, trade payables and other accrued liabilities	19,986	6,200	132,547	3,961
Excess tax benefit from stock-based compensation	(3,075)	(1,854)	(9,180)	(1,619)
Deferred income taxes, net	(5,012)	(448)	(9,279)	4,374
Net cash provided by operating activities	195,478	180,447	731,579	613,307

Cash flow from investing activities:
Investment in property and equipment	(2,759)	(1,175)	(7,385)	(4,876)
Net cash used in investing activities	(2,759)	(1,175)	(7,385)	(4,876)

Cash flow from financing activities:
Proceeds from issuance of shares upon exercise of options	18,030	13,837	51,460	55,461
Purchase of treasury shares	(128,276)	(156,059)	(402,710)	(306,058)
Excess tax benefit from stock-based compensation	3,075	1,854	9,180	1,619
Net cash used in financing activities	(107,171)	(140,368)	(342,070)	(248,978)

Unrealized gain (loss) on marketable securities, net	8,089	6,068	(13,199)	7,926

Increase in cash and cash equivalents, marketable securities and short term deposits	93,637	44,972	368,925	367,379

Cash and cash equivalents, marketable securities and short term deposits at the beginning of the period	3,570,652	3,201,812	3,295,364	2,879,405

Cash and cash equivalents, marketable securities and short term deposits at the end of the period	$3,664,289	$3,246,784	$3,664,289	$3,246,784

softwarebladesTM	©2013 Check Point Software Technologies Ltd. All rights reserved. Classification: [Unrestricted] For Everyone| P. 8

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

By:	/s/ Tal Payne
Tal Payne
Chief Financial Officer

October 21st, 2013.

softwarebladesTM	©2013 Check Point Software Technologies Ltd. All rights reserved. Classification: [Unrestricted] For Everyone| P. 9